Filed Pursuant to Rule 424(b)(3)
Registration No. 333-273163
EQT EXETER REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED OCTOBER 15, 2024
TO THE PROSPECTUS DATED APRIL 19, 2024
This prospectus supplement (this "Supplement") is part of and should be read in conjunction with the prospectus of EQT Exeter Real Estate Income Trust, Inc. dated April 19, 2024 (as supplemented to date, the "Prospectus"). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in the Prospectus. References herein to "we", "us", or "our" refer to EQT Exeter Real Estate Income Trust, Inc. and its consolidated subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to disclose the transaction price for each class of our common stock as of November 1, 2024;
•to disclose the calculation of our September 30, 2024 net asset value (“NAV”) per share/unit for all share/unit classes;
•to provide an update on the current public offering; and
•to update the “Experts” section of the Prospectus.
November 1, 2024 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2024 (and repurchases, if applicable, as of October 31, 2024) is as follows:

Transaction Price (per share)
Class T	$10.01
Class S	$10.01
Class D	$10.01
Class I	$10.01
Class A-I	$10.01
Class A-II	$10.01
As of September 30, 2024, we had not sold any Class T, Class S, Class D, Class A-I or Class A-II common shares. As a result, the transaction price for each of our Class T, Class S, Class D, Class A-I and Class A-II common shares is based on the NAV per share for our Class E common shares and Class E units of the Operating Partnership as of September 30, 2024. We will separately calculate the NAV per share of each one of our share classes once we have shares of that class outstanding. Class A-I, Class A-II and Class E common shares and Class E units are not sold as part of this offering. A detailed presentation of the NAV per share is set forth below.
The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class, except those shares that have not been outstanding for at least one year will be repurchased at 98% of the transaction price.
September 30, 2024 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.eqrt.com. Please refer to the “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for the determination of our monthly NAV. We have included a breakdown of the components of total NAV and NAV per share/unit as of September 30, 2024 along with a comparable breakdown for the immediately preceding month.
Our total NAV presented in the following tables includes the NAV of our outstanding classes of common stock as of September 30, 2024 as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of September 30, 2024 ($ and shares/units in thousands):

Components of NAV	September 30, 2024
Investments in real estate	$293,474
Cash and cash equivalents	44,153
Restricted cash	14,522
Other assets	2,145
Mortgage notes, net of deferred financing costs	(153,223)
Other liabilities	(3,346)
Preferred stock	(226)
Net asset value	$197,499
Number of outstanding shares/units	19,739
The following table sets forth our total NAV and NAV per share/unit by class as of September 30, 2024 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class I Shares	Class E Shares	Class E Units	Total
Net asset value	$521	$589	$196,389	$197,499
Number of outstanding shares/units	52	59	19,628	19,739
NAV per share/unit as of September 30, 2024	$10.01	$10.01	$10.01
Consistent with our disclosure in the Prospectus regarding our NAV calculation, our investments in real estate are initially valued at cost, which we expect to represent fair value at that time. In the future, as we establish new values for our newly acquired real estate investments, we will provide information on key assumptions used in the valuation methodology and a sensitivity analysis related thereto.
The valuation of the Georgetown Property as of September 30, 2024 was provided by Altus Group U.S. Inc., our Independent Valuation Advisor, in accordance with our valuation guidelines. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.25%	5.75%
A change in these assumptions would impact the calculation of the value of the Georgetown Property. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on the value of the Georgetown Property:

Input	Hypothetical Change	Industrial Property Value
Discount Rate	0.25% decrease	2.05%
	0.25% increase	(1.84)%
Exit Capitalization Rate	0.25% decrease	2.69%
	0.25% increase	(2.49)%

Our total NAV presented in the following tables includes the NAV of Class E shares of common stock as well as Class E units of our Operating Partnership held by an affiliate of our Sponsor. The following table provides a breakdown of the major components of our total NAV as of August 31, 2024 ($ and units/shares in thousands):

Components of NAV	August 31, 2024
Investments in real estate	$293,374
Cash and cash equivalents	3,967
Restricted cash	14,522
Other assets	2,038
Mortgage notes, net of deferred financing costs	(153,217)
Other liabilities	(2,906)
Preferred stock	(224)
Net asset value	$157,554
Number of outstanding shares/units	15,684
The following table sets forth our total NAV and NAV per unit/share by class as of August 31, 2024 ($ and units/shares in thousands, except per unit/share data):

NAV Per Unit/Share	Class E Units	Class E Shares	Total
Net asset value	$157,350	$204	$157,554
Number of outstanding units/shares	15,664	20	15,684
NAV per unit/share as of August 31, 2024	$10.05	$10.05	$10.05
Status of our Current Public Offering
Our public offering was declared effective by the SEC on August 1, 2023, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have sold approximately 73,285.45 Class I shares in the primary offering for gross offering proceeds of $738,600 . As of the date hereof, we have not sold any Class T, Class S or Class D shares in this offering. As of the date hereof, $4,999,261,400 in shares remain available for sale pursuant to this offering, including up to $1.0 billion in shares pursuant to our distribution reinvestment plan. We intend to offer and sell shares in our public offering on a monthly basis.
Experts
The statements included in this Supplement under the section titled “September 30, 2024 NAV per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.